Exhibit (n)(1)(ii)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Selected Financial Data”, “Senior Securities”, “Independent Registered Public Accounting Firm”, and “Index to Financial Statements”, in the Registration Statement and related Prospectus of TCP Capital Corp. dated March 13, 2015 filed for the registration of its common stock, preferred stock, debt securities, subscription rights, warrants, and units and to the use of our reports dated (a) March 9, 2015, with respect to the consolidated financial statements and schedules of TCP Capital Corp. and Special Value Continuation Partners, LP, and (b) March 13, 2015, with respect to the senior securities table.

/s/ Ernst & Young LLP
Los Angeles, California
March 13, 2015